BioHarvest Sciences to Participate in 38th Annual Roth Conference on March 22-24, 2026

Vancouver, British Columbia and Rehovot, Israel – March 3, 2026– BioHarvest Sciences Inc.,  (“BioHarvest” or the “Company”) (NASDAQ: BHST), a company pioneering its patented Botanical Synthesis technology platform, today announced that management has been invited to attend the 38th Annual Roth Conference taking place on March 22-24, 2026.

CEO Ilan Sobel is scheduled to host one-on-one meetings with institutional investors throughout the duration of the event.

38th Annual Roth Conference for Growth Companies

Date: March 22-24, 2026

Location: The Ritz-Carlton Laguna Niguel – Dana Point, CA

Format: 1x1 Meetings

Sobel said: “I am pleased to announce our invitation to the 38th Annual Roth Conference, which is a high-profile opportunity to highlight the BioHarvest story for a select group of sophisticated investors. Our successful Q4 2025 financing round has us at an important inflection point, as we are now fully funded from a near-term CapEx perspective, and focused on driving accelerated growth in both our CDMO and Consumer Product businesses. With now over 85,000 direct customers on our Product side, and anchor CDMO research partnerships, we are well positioned to achieve significant growth milestones in 2026, leveraging novel plant-based compounds in our mission to improve human health and wellness.”

Registration is mandatory for conference participation. For more information or to schedule a meeting with management, please contact info@bioharvest.com.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts. Readers are cautioned that future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com